Financial Investors Trust

1290 Broadway, Suite 1100

Denver, Colorado 80203

October 8, 2019

VIA EDGAR

Mr. Ed Bartz

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Financial Investors Trust (the “Registrant”)
File Nos. 33-72424, 811-8194

Dear Mr. Bartz:

On behalf of the Registrant, set forth below are the Registrant’s responses to certain of the comments received from the staff of the Division of Investment Management regarding post-effective amendment No. 228 (“PEA 228”) to the Registrant’s registration statement under the Securities Act of 1933, as amended (the “1933 Act”), and Post-Effective Amendment No. PEA 229 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), filed pursuant to Rule 485(a) on August 8, 2019, with respect to the Emerald Select trueMLP Strategy Fund (the “Fund”).

The Registrant expects that its responses to the remainder of the Staff’s comments will be filed in a subsequent EDGAR correspondence, in advance of a new post-effective amendment to the Registrant’s registration statement under the 1933 Act (the “New PEA”), which is expected to include (i) changes to PEA 228 in response to the Staff’s comments, (ii) certain other non-material information; and (ii) certain other required exhibits.

Capitalized terms not otherwise defined herein shall have the meanings given to them in PEA 228.

U.S. Securities and Exchange Commission

Division of Investment Management

October 8, 2019

Staff Comment:

1.	Staff Comment: Please provide a completed fees and expenses table, as well as expense examples, in EDGAR correspondence as soon as possible prior to the filing of the Rule 485(b) post-effective amendment.

Registrant’s Response: Comment complied with. Please see the completed fees and expense table below (together with expense examples), which will be incorporated into the New PEA.
	Class A	Institutional Class
Shareholder Fees (fees paid directly from your investment)
Maximum sales charge (load) on purchases (as a percentage of offering price)	4.75%	None
Maximum deferred sales charge (as a percentage of the lower of original purchase price or redemption proceeds)	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees(1)	0.68%	0.68%
Distribution and Service (12b-1) Fees	0.35%	0.00%
Total Other Expenses	0.68%	0.73%
Other Fund Expenses	0.68%	0.68%
Shareholder Services Fees	0.00%	0.05%
Acquired Fund Fees and Expenses	0.04%	0.04%
Total Annual Fund Operating Expenses(2)	1.75%	1.45%
Fee Waiver and Expense Reimbursement(3)	-0.57%	-0.57%
Total Annual Fund Operating Expenses After Fee Waiver/Expense Reimbursement	1.18%	0.88%

(1)	The Fund intends to invest a portion of its assets in a wholly owned Cayman subsidiary (the “Subsidiary”). The Subsidiary has entered into a separate advisory agreement with Emerald Mutual Fund Advisers Trust (“Emerald” or the “Adviser”), and a separate sub-advisory agreement with Liberty Cove, LLC, the Subsidiary’s investment sub-adviser and the Fund’s investment sub-adviser (“Liberty Cove” or the “Sub-Adviser”), for the management of the Subsidiary’s portfolio.
(2)	Other Expenses are based on estimated amounts for the Fund’s first fiscal year.

U.S. Securities and Exchange Commission

Division of Investment Management

October 8, 2019

(3)	The Adviser has agreed contractually to waive a portion of its fees and reimburse other expenses until in amounts necessary to limit the Fund’s operating expenses (exclusive of Acquired Fund Fees and Expenses, brokerage expenses, interest expenses, taxes and extraordinary expense) for Class A and Institutional Class shares to an annual rate (as percentage of the Fund’s average daily net assets) of 1.14% and 0.84%, respectively. This agreement (the “Expense Agreement”) is in effect through August 31, 2021. The Adviser will be permitted to recapture, on a class-by-class basis, expenses it has borne through the Expense Agreement to the extent that the Fund’s expenses in later periods fall below the annual rates set forth in the Expense Agreement; provided, however, that such recapture payments do not cause the Fund’s expense ratio (after recapture) to exceed the lesser of (i) the expense cap in effect at the time of the waiver and (ii) the expense cap in effect at the time of the recapture. Notwithstanding the foregoing, the Fund will not be obligated to pay any such deferred fees and expense more than three years after the date on which the fees and expenses were deferred. The Adviser may not discontinue this waiver, prior to August 31, 2021, without the approval by the Fund’s Board of Trustees.

 Example

This example is intended to help you compare the costs of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. This example reflects the net operating expenses with expense waivers through the current term of the Expense Agreement, which ends on August 31, 2021. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same.

Although your actual costs may be higher or lower, based on these assumptions your costs would be:	1 YEAR	3 YEARS
Class A Shares	$590	$947
Institutional Class Shares	$90	$402
You would pay the following expenses if you did not redeem your Shares:
Class A Shares	$590	$947
Institutional Class Shares	$90	$402

2.	Staff Comment: The last sentence in footnote 1 to the Fund’s fees and expenses table appears to indicate that some or all of the management fee shown in the table is based on the presence of fee waivers. If this is correct, please move such waivers to the “Fee Waiver and Expense Reimbursement” line item. Otherwise, please clarify.
Registrant’s Response: The Fund’s contractual management fee with the Adviser is structured such that the fee rate is a specified percentage, less the fees payable by the Subsidiary to the Adviser. As a consequence, the line item in the fees and expenses table (i) reflects fees payable in connection with both the Fund and the Subsidiary, and (ii) does not reflect the effect of any waiver (since the arrangement is captured in the advisory agreement itself). Therefore, as shown above, Registrant has revised footnote 1 to the Fund’s fees and expenses table to the following:

“The Fund intends to invest a portion of its assets in a wholly owned Cayman subsidiary (the “Subsidiary”). The Subsidiary has entered into a separate advisory agreement with Emerald Mutual Fund Advisers Trust (“Emerald” or the “Adviser”), and a separate sub-advisory agreement with Liberty Cove, LLC, the Subsidiary’s investment sub-adviser and the Fund’s investment sub-adviser (“Liberty Cove” or the “Sub-Adviser”), for the management of the Subsidiary’s portfolio.”

U.S. Securities and Exchange Commission

Division of Investment Management

October 8, 2019

3.	Staff Comment: Please confirm that the Expense Agreement described in footnote 3 to the Fund’s fees and expenses table will be in effect for at least one year from the effective date of this filing. Please also enclose the Expense Agreement as an exhibit to the registration statement.

Registrant’s Response: The Expense Agreement described in footnote 3 to the Fund’s fees and expenses table will be in effect from the effective date of the New PEA through August 31, 2021.

4.	Staff Comment: Footnote 3 to the Fund’s fees and expenses table states that “…the Fund will not be obligated to pay any such deferred fees and expense more than three years after the date on which the fees and expenses were deferred.” From an accounting perspective, deferred fees and expenses may need to be included in the Fund’s balance sheet. Please consider if the use of “deferred” is appropriate and revise the disclosure as necessary.

Registrant’s Response: Registrant notes that the language currently disclosed in footnote 3 to the Fund’s fees and expenses table corresponds directly with the language included in the Expense Agreement. The use of “deferred” in footnote 3 is not intended to implicate any accounting-related meaning under Generally Accepted Accounting Principles (GAAP), but was included to explain to investors, in plain English, that those excess fees and expenses are not being waived by the Adviser in their entirety, but merely deferred. Registrant will revisit the terminology and may make changes in connection with the next annual update following expiration of the current Expense Agreement.

5.	Staff Comment: Please disclose in a footnote to the Fund’s fees and expenses table the cost of investing in swaps. If possible, please also include an estimate of such costs in the same footnote.

Registrant’s Response: Registrant notes that General Instruction C(3)(b) of Form N-1A states that Items 2 through 8 may not include disclosure other than that required or permitted by those Items. Item 3 of Form N-1A describes the information that must be included as a line item in a Fund’s fee table, and the Registrant is not currently aware of any requirement to disclose the expenses associated with investing in swaps as a line item to a Fund’s fee table. Accordingly, Registrant respectfully declines the Staff’s comment because including the requested information is not required by Form N-1A.

Registrant further notes that the expenses associated with the Fund’s swap investments will not be borne at the Fund level, but instead will be borne by the Subsidiary, and as a result could be more confusing than helpful to Fund shareholders.

* * * * *

U.S. Securities and Exchange Commission

Division of Investment Management

October 8, 2019

If you have any questions or further comments, please contact Peter H. Schwartz, counsel to the Registrant, at (303) 892-7381.

Very truly yours,

/s/ Karen Gilomen

Karen Gilomen

Secretary of Financial Investors Trust

cc: Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP